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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
409



SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 27 2016 DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8-29418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 CHESTNUT STREET
(No. and Street)

MANCHESTER	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS M. LEWRY IV CFP 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY & BENTAS CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A UNION STREET	MANCHESTER	NH	03104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, THOMAS M. LEWRY IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURBSTONE FINANCIAL MANAGEMENT CORPORATION, as of MARCH 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

KAREN VARNEY, Notary Public
State of New Hampshire
My Commission Expires January 27, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Audited Financial Statements And Supplemental Information

For The Years Ended March 31, 2016 and 2015

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Table of Contents

* Report of Independent Registered Public Accounting Firm............ 1-2

* Statements of Financial Condition.. 3

* Statements of Income 4

* Statements of Retained Earnings and Stockholders' Equity............ 5

* Statements of Cash Flows 6

* Notes to the Financial Statements.. 7-13

* Supplemental Schedules A - Selling, General and Administrative Expenses.. 14

* Supplemental Information - Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1.. 15-16

* Independent Registered Auditor's Report on Internal Control.......... 17-18

* Independent Registered Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation under SEC Rule 17a-5(e)(4)............................... 19-20

* Company's Exemption Report Pursuant to SEC Rule 15c3-3............ 21

* Independent Registered Public Accounting Firm's Review Report on Company's Exemption Report Pursuant to SEC Rule 15c3-3............. 22

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone: (603) 625-5715 or (603) 626-1040; Fax: (603) 625-5717
Visit our Website at: RnBCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Curbstone Financial Management Corporation
741 Chestnut Street
Manchester, NH 03104

To the Board of Directors and Stockholders of
Curbstone Financial Management Corporation,

Introductory Paragraph
We have audited the accompanying *Statements of Financial Condition* of Curbstone Financial Management Corporation, (a New Hampshire corporation) as of March 31, 2016 and 2015, and the related statements of *Income*, *Retained Earnings*, *Stockholder's Equity*, and *Cash Flows* for the years then ended, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Curbstone Financial Management Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Audit Scope Paragraph
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion Paragraph
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Curbstone Financial Management Corporation as of March 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

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ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone: (603) 625-5715 or (603) 626-1040; Fax: (603) 625-5717
Visit our Website at: RnBCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Continued

Supplemental Information
The *Supplemental Information - Schedule I, Computation of Net Capital Under Rule 15c3-1* and the *Supplemental Schedules A - Selling, General and Administrative Expenses* have been subjected to audit procedures performed in conjunction with the audit of Curbstone Financial Management Corporation's financial statements. The supplemental information is the responsibility of Curbstone Financial Management Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the *Supplemental Information - Schedule I, Computation of Net Capital Under Rule 15c3-1* and the *Supplemental Schedules A - Selling, General and Administrative Expenses* are fairly stated, in all material respects, in relation to the financial statements as a whole.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Manchester, NH
May 26, 2016.

- Members of the *New Hampshire Society of Certified Public Accountants (NHSCPA).*
- Members of the *American Institute of Certified Public Accountant (AICPA).*
- Members of the *National Society of Accountants (NSA).*
- *Registered Public Auditing Firm with the Public Company Accounting Oversight Board (PCAOB).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2016 AND 2015

ASSETS

	2016	2015
Current Assets:		
Cash and Cash Equivalents	$ 324,011	$ 364,101
Deposits with Exchange Clearing Organization	0	29,456
Prepaid Expenses	7,952	16,310
Refundable Federal and State Corporate Taxes	35,655	0
Total Current Assets	367,618	409,867
Fixed Assets:		
Total Equipment and Furniture	118,256	118,256
Less: Accumulated Depreciation	(116,255)	(113,386)
Net Fixed Assets	2,001	4,870
Other Assets:		
Cash Value of Life Insurance	45,005	36,637
Total Other Assets	45,005	36,637
Total Assets	**$ 414,624**	**$ 451,373**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
Current Liabilities:		
Accounts Payable	$ 8,114	$ 6,472
State Corporate Taxes Payable	1,013	74
Federal Corporate Taxes Payable	0	50,195
Accrued Other Expenses	12,381	14,356
Deferred Tax Laibility	13,440	14,434
Total Current Liabilities	34,948	85,531
Stockholders' Equity:		
Common Stock, $100 par value, 1,000 shares authorized. 103 shares issued, and 98 shares outstanding.	10,200	10,200
Additional Paid-In Capital	258,415	258,415
Retained Earnings	136,061	97,227
Less: Treasury Stock	(25,000)	0
Total Stockholders' Equity	379,676	365,842
Total Liabilities and Stockholders' Equity	**$ 414,624**	**$ 451,373**

See Independent Registered Auditor's Report
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

Revenues:	2016	%	2015	%
Management and Investment Advisory Income	$ 2,093,521	100.0%	$ 2,028,512	99.9%
Insurance Commissions Income	922	0.0%	2,486	0.1%
Total Revenues	2,094,443	100.0%	2,030,998	100.0%
Operating Expenses:				
Selling Expenses - See Supplemental Schedule	64,598	3.1%	74,522	3.7%
General and Administrative Expenses - See Supplemental Schedule	1,950,776	93.1%	1,788,803	88.1%
Total Operating Expenses	2,015,374	96.2%	1,863,324	91.7%
Income Before Other Income/(Expenses)	79,069	3.8%	167,674	8.3%
Other Income/(Expenses):				
Add: Interest and Dividend Income	563	0.0%	648	0.0%
Less: Change in Deferred Taxes	994	0.0%	(510)	0.0%
Less: Change in Cash Value of Life Insurance	(11,631)	-0.6%	4,306	0.2%
Less: Federal Corporate Income Taxes	(18,945)	-0.9%	(54,595)	-2.7%
Less: State of NH Corporate Income Taxes	(11,216)	-0.5%	(10,194)	-0.5%
Total Other Income/(Expenses)	(40,235)	-1.9%	(60,344)	-3.0%
Net Income	$ 38,834	1.9%	$ 107,329	5.3%

See Independent Registered Auditor's Report.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT COPRORATION
STATEMENTS OF RETAINED EARNINGS AND STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at April 1, 2014	$ 10,200	258,415	(10,102)	0	$ 258,513
2014 Net Income			107,329		107,329
Balances at March 31, 2015	$ 10,200	258,415	97,227	0	$ **365,842**
Treasury Stock Acquisition				(25,000)	(25,000)
2015 Net Income			38,834		38,834
Balances at March 31, 2016	$ 10,200	258,415	136,061	(25,000)	$ **379,676**

See Independent Registered Auditor's Reports.
The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

	2016	2015
Cash Flows from Operating Activities:		
Net Income	$ 38,834	$ 107,329
Adjustments to reconcile net income to net cash flows provided by/(used for) operating activities:		
Depreciation	2,870	5,673
Change in Deferred Taxes	(994)	510
Change in Cash Value of Life Insurance	11,631	(4,306)
(Increase)/Decrease in Prepaid Expenses	8,357	(4,144)
(Increase)/Decrease in Refundable Corporate Income Taxes	(35,655)	0
Increase/(Decrease) in Accounts Payable	1,642	111
Increase/(Decrease) in Accrued Other Expenses	(1,975)	(618)
Increase/(Decrease) in Corporate Taxes Payable	(49,256)	48,477
Total Adjustments	(63,380)	45,703
Net Cash Flows Provided by/(Used for) Operating Activities	(24,546)	153,032
Cash Flows from Investing Activities:		
Cash Purchases of Equipment and Furniture	0	(940)
Net Cash Flows Used for Investing Activities	0	(940)
Cash Flows from Financing Activities:		
Cash purchases of Life Insurance	(20,000)	(3,522)
Cash used for Treasury Stock Acquisition	(25,000)	0
Net Cash Flows Used for Financing Activities	(45,000)	(3,522)
Net Increase/(Decrease) in Cash and Cash Equivalents	(69,546)	148,570
Cash and Cash Equivalents - Beginning	393,557	244,987
Cash and Cash Equivalents - Ending	**$ 324,011**	**$ 393,557**
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Federal Corporate Taxes	$ 104,795	$ 4,400
State Corporate Taxes	$ 10,277	$ 10,120

See Independent Registered Auditor's Report.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied.

A. Nature of Business:

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal and singular line of business is that of an investment management firm and financial advisor. The Company is an introducing (non-carrying) broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's singular office is in Manchester, New Hampshire.

B. Basis of Accounting:

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts:

Accounts receivables are recorded at net realizable value. The Company's history indicates full collections on their accounts receivables. Further, accounts receivable has historically been an immaterial balance sheet item. The Company had no uncollectible accounts for the years ended March 31, 2016 and 2015.

E. Estimates Used in the Preparation of Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation:

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense for the years ended March 31, 2016 and 2015 were $2,870 and $5,673, respectively.

Fixed assets and accumulated depreciation at March 31, 2016 consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 6,513	$ 6,484	29
Computer Equipment	111,743	109,771	1,972
Totals	$ 118,256	$ 116,255	$ 2,001

G. Income Taxes:

According to FASB ASC 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2016, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2016, the Company's federal and various state tax returns generally remain open for the last three years. The years that remain open as of the date of these financial statements are: March 31, 2015, March 31, 2014, and March 31, 2013. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

G. Income Taxes - Continued:

1. Federal Tax Issues:

The Company recognizes deferred tax assets and liabilities in accordance with FASB ASC 740. For the year ended March 31, 2015, the gross deferred tax assets were $1,046, and the gross deferred tax liabilities were $15,480; thus, a Net Deferred Tax Liability of $14,434 was reported on the *Statement of Financial Condition* for March 31, 2015.

For the year ended March 31, 2016, the gross deferred tax assets were $1,046, and the gross deferred tax liabilities were $14,485; thus, a Net Deferred Tax Liability of $13,440 was reported on the *Statement of Financial Condition* for March 31, 2016.

2. State Tax Issues:

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. The Company had $22,738 and $20,089 at March 31, 2016 and 2015, respectively in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits. Accrued State of New Hampshire taxes were $11,216 and $10,194 for March 31, 2016 and 2015, respectively.

H. Fair Value of Financial Instruments:

The Company is required to disclose the estimated fair value of its financial instruments in accordance with FASB ASC 820-10. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments. The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs:

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended March 31, 2016 and 2015 were $1,263 and $1,653, respectively.

J. Impairment of Long-Lived Assets:

The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the years ended March 31, 2016 and 2015.

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NOTE 1 - Summary of Significant Accounting Policies - Continued:

K. Compensated Absences:

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-stockholder/employee paid time-off when earned. These amounts for the years ended March 31, 2016 and 2015 were $10,228 and $12,778, respectively.

L. Revenue Recognition:

The Company recognizes revenue (such as from financial advising, custodial services, and commissions, etc.) at the beginning of each calendar quarter based upon the fair market value of the client's portfolio. The fees for financial advising and custodial services are billed in advance for each quarter at an annual rate of 0.50% to 1.00% depending upon the size of the client's portfolio. A 10% discount for non-profit organizations is allowed. See also Note No. 1B regarding the Company's basis of accounting.

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with a shareholder/employee of the Company (See Note 3). The terms of this lease are for a period of three (3) years from April 1, 2014 to March 31, 2017. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease requires a monthly payment of $3,275 plus a 4% escalation charge effective every April 1. Rent expense totaled $40,872 and $39,300 for years ended March 31, 2016 and 2015, respectively.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement, signed in March 2012, requires a monthly payment of $302 for 48 months effective April 1, 2012. Rental expense for the copier totaled $3,624 and $3,624 for the years ended March 31, 2016 and 2015, respectively.

The Company also leases its postage meter under an agreement classified as an operating lease. This lease, signed on May 13, 2010 for 42 months effective April 2010, requires quarterly payments of $246. Rental expense for the postage machine totaled $984 and $984 for the years ended March 31, 2016 and 2015, respectively.

Total equipment rental expense was $4,608 and $4,608 for the years ended March 31, 2016 and 2015, respectively.

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NOTE 2 – Operating Lease Commitment - Continued:

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2016: (*) Denotes that these amounts are estimates only.

Years Ending March 31,		Postage		Copier Rental		Office Rent
2017	$	984*	$	3,624*	$	42,507
2018	$	984*	$	3,624*	$	44,207*
2019	$	984*	$	3,624*	$	45,975*
2020	$	984*	$	3,624*	$	47,814*
2021+	$	984*	$	3,624*	$	49,727*

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with a shareholder/employee for its office space in Manchester, NH (See Note No 2). The rental payments to this related party totaled $40,872 and $39,300 for the years ended March 31, 2016 and 2015, respectively.

NOTE 4 – Profit Sharing Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- and $-0- for the years ended March 31, 2016 and 2015. Required Company contributions to the plan totaled $34,417 and $33,669 for the years ended March 31, 2016 and 2015, respectively.

NOTE 5 – Net Capital and Aggregate Indebtedness:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the years ended March 31, 2016 and 2015, the Company was in compliance with this Rule.

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc. or Charles Schwab as custodians.

NOTE 7 – Common Stock and Ownership:

The Company is authorized to issue 1,000 shares of common voting stock at $100 par value. At March 31, 2016, the Company had issued 103 shares, and had outstanding 98 shares of common voting stock. Of these 98 shares, the Company's President - Thomas M. Lewry IV owns ninety-five (95) shares, the Vice President - Pamela Diamantis owns Two (2) shares, and another employee – Melvin J. Severance III owns one (1) share of common voting stock.

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NOTE 8 – Treasury Stock:

On March 20, 2015 the Company entered into an agreement with the Company's President - Thomas M. Lewry IV to purchase his 100 shares of common voting stock at a rate of five (5) shares per year at a redemption rate of $5,000 per share. The treasury stock account at March 31, 2016 and 2015 consists of five (5) and zero (0) shares of $100 par value common stock, respectively. The total acquisition costs of treasury stock at March 31, 2016 and 2015 were $25,000 and $-0-, respectively.

NOTE 9 - Concentration of Credit Risk:

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the years ended March 31, 2016 and 2015. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE 10 – Cash Value of Life Insurance Policy:

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $20,000 and $3,521 towards this policy during the years ended March 31, 2016 and 2015, respectively. The cash values and death benefits are summarized as follows:

Employee	Death Benefits	Cash Values @ 3/30/2015	Cash Values @ 3/31/2016
Thomas M. Lewry IV	$ 500,000	$ 36,637	$ 45,005

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulate cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company made payments totaling $9,000 and $9,000 towards this policy during the years ended March 31, 2016 and 2015, respectively.

NOTE 11 – New Accounting Pronouncements:

The Financial Accounting Standards Board (FASB) issued guidance that requires all existing non-SEC accounting and reporting standards to be superseded by the *FASB Accounting Standards Codification (ASC),* the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. Previous references to then-existing non-SEC accounting and reporting standards were removed and are reflected in the Company's notes.

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NOTE 12 – Subsequent Events:

The Company adopted FASB ASC Topic 855, *Subsequent Events.* FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of FASB ASC 855 had no impact on the Company's financial statements. In accordance with FASB ASC 855, the Company evaluated subsequent events through May 26, 2016, the date these financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these financial statements, with the exception of the following paragraph.

On April 7, 2016 the Company purchased five (5) shares of common voting stock from the Company's President - Thomas M. Lewry IV, at a redemption rate of $5,000 per share.

On April 9, 2015 the Company purchased five (5) shares of common voting stock from the Company's President - Thomas M. Lewry IV, at a redemption rate of $5,000 per share.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULES A - SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

		2016	%		2015	%
Selling Expenses:						
Commissions	$	39,621	1.9%	$	43,069	2.1%
Travel, Meals and Entertainment		23,270	1.1%		28,987	1.4%
Advertising		1,263	0.1%		1,653	0.1%
Sales Expenses		444	0.0%		813	0.0%
Total Selling Expenses	$	**64,598**	**3.1%**	$	**74,522**	**3.7%**
General and Administrative Expenses:						
Officer's compensation		997,299	47.6%		910,674	44.8%
Employee compensation - general		460,821	22.0%		414,861	20.4%
Payroll taxes		69,518	3.3%		61,212	3.0%
Professional and outside services		55,785	2.7%		48,870	2.4%
Other Business Expenses by Employees		46,963	2.2%		48,295	2.4%
Rent paid to officer		40,872	2.0%		39,300	1.9%
Employee benefits		40,578	1.9%		32,588	1.6%
Pension plan costs		34,417	1.6%		33,669	1.7%
Computer Expenses and Software		29,623	1.4%		27,470	1.4%
Insurance expense		28,175	1.3%		27,379	1.3%
Utilities expenses		20,080	1.0%		19,129	0.9%
Other Business Expenses by President		18,892	0.9%		14,383	0.7%
Quotation service fees		17,511	0.8%		21,406	1.1%
Office supplies and expenses		14,918	0.7%		11,262	0.6%
Licenses and fees		9,373	0.4%		6,020	0.3%
Officer's life insurance		9,000	0.4%		9,000	0.4%
Telephone and other communications		8,902	0.4%		9,136	0.4%
Real estate taxes		8,424	0.4%		8,446	0.4%
Building repairs and maintenance		8,361	0.4%		11,552	0.6%
Donations to local charities		7,945	0.4%		6,950	0.3%
Dues and subscriptions		6,482	0.3%		7,310	0.4%
Postage expenses		5,549	0.3%		5,804	0.3%
Equipment rental		4,608	0.2%		4,608	0.2%
Depreciation		2,870	0.1%		5,673	0.3%
Vehicle expenses and mileage		2,533	0.1%		1,576	0.1%
Professional education		1,277	0.1%		2,232	0.1%
Total General and Administrative Expenses	$	**1,950,776**	**93.1%**	$	**1,788,803**	**88.1%**

See Independent Registered Auditor's Report.

The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Supplemental Information - Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended March 31, 2016

Excess Net Capital Computations:		
Total Stockholders' Equity		$ 379,676
Additions:		
Subordinated Liabilities:	0	
Total Additions		0
Total Regulatory Capital		379,676
Deductions before Haircuts:		
Operational Charges:		
Excess deduction charge on firm's Fidelity Bond per SEC Rule 15c3-1c(2)(xiv)	0	
Nonallowable Assets		
Prepaid Expenses	7,952	
Equipment and Furniture, net of depreciation	2,001	
Total Deductions		(9,953)
Tentative Net Capital		**369,723**
Haircuts on Securities:		
Deposit with exchange clearing organization to satisfy margin requirements @ 2%	0	
Total Haircuts on Securities		0
Net Regulatory Capital		369,723
Net Capital Requirement - Minimum Capital Required per SEC Rule 15c3-1(a)(2)(iv)		50,000
Excess Net Capital at March 31, 2016.		$ 319,723

NOTE 1: The major differences were as a result of depreciation expense, and accounts receivable and accounts payable. No material inadequacies were found to exist since the previous audit of March 31, 2015.

NOTE 2: Item (e) – Statement of changes in Stockholders' Equity

NOTE 3: Item (i) – Curbstone is exempt from the "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 under Rule 15c3-3(k)(2)(ii).

NOTE 4: Item (n) – No material differences existed.

See Independent Registered Auditor's Report.

The accompanying notes are an integral part of these financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Supplemental Information - Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For The Year Ended March 31, 2016

			Amounts
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2016)			
Net capital (before haircuts), as reported in the Company's part II (unaudited) FOCUS report		$	331,284
Allowable assets erroneously omitted or misclassified on FOCUS report:			
Incorrect balance in life insurance policy per FOCUS report	(36,636)		
Corrected cash balance in life insurance policy	45,005		
Total of amounts erroneously omitted from FOCUS report			8,369
Nonallowable assets reported and audit adjustments:			
Other audit adjustments	(9,953)		
Audit adjustment relating to prepaid expenses	7,952		
Audit adjustment relating to refundable federal taxes	35,655		
Audit adjustment relating to refundable state taxes	(1,013)		
Audit adjustment relating to fixed assets	1,999		
Audit adjustment relating to deferred taxes	994		
Audit adjustment relating to accounts payable	(8,114)		
Audit adjustment relating to accrued vacation pay	2,550		
Totals of nonallowable assets and audit adjustments			30,070
Tentative Net Capital - Per the preceding page		**$**	**369,723**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of March 31, 2015.

See Independent Registered Auditor's Report.
The accompanying notes are an integral part of these financial statements.

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, NH

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation, as of and for the year ended March 31, 2016 (on which we have issued our report dated May 26, 2016), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE - Continued

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marge Bentas, CPA

Roy & Bentas CPAs, P.C.
Manchester, NH
May 26, 2016.

ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of **Curbstone Financial Management Corporation**
741 Chestnut Street
Manchester, NH 03104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have Performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments in regards to Form SIPC-7 - *General Assessment Reconciliation* to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2015 to March 31, 2016, which were agreed to by Curbstone Financial Management Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Curbstone Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curbstone Financial Management Corporation's management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Forms SIPC-7 and SIPC-6 with respective cash disbursement records entries found in the Company's financial software, their respective bank statements, and cancelled checks and noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Forms SIPC-7 and SIPC-6 for the period from April 1, 2015 to March 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Auditor's working papers and found no adjustments were made or necessary. No adjustments were reported for the year ended March 31, 2016;

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and SIPC-6, and in the attached schedule - Determination of "SIPC Net Operating Revenues" and General Assessment, to the audited financial statements and the auditor's working papers noting no differences; and

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ROY & BENTAS CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation - Continued

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were noted on Form SIPC-7 for the fiscal year ended March 31, 2016.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 26, 2016.

- Members of the *New Hampshire Society of Certified Public Accountants (NHSCPA).*
- Members of the *American Institute of Certified Public Accountant (AICPA).*
- Members of the *National Society of Accountants (NSA).*
- *Registered Public Auditing Firm with the Public Company Accounting Oversight Board (PCAOB).*

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CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Company's Exemption Report Pursuant to SEC Rule 15c3-3

Curbstone Financial Management Corporation (the "Company") asserts this exemption report in accordance with Rule 17a-5(d)(4) under the Securities Exchange Act of 1934. The Company and its management assert that to the best of their knowledge and belief, the Company is exempt from the "Customer Protection Rule" of 17 C.F.R. § 240.15c3-3 under the provisions of paragraph (k)(2(ii) (the "exemption provisions") for the year ended March 31, 2016. The Company meets these exemption provisions as an Introducing Broker/Dealer that (1) clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and (2) promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Curbstone Financial Management Corporation has met the exemption provisions throughout the year ended March 31, 2016 without exception. The management of Curbstone Financial Management Corporation are responsible for compliance with the exemption provisions and its statements.

[signature]

Signature of management

T. M. LEWRY PRES

Printed name and title of management's signature

5. 26. 16

Date of signature

ROY & BENTAS CPAs, P.C.
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715 or (603) 626-1040; Fax (603) 625-5717

Independent Registered Public Accounting Firm's Review Report on Company's Exemption Report Pursuant to SEC Rule 15c3-3

To the Board of Directors of **Curbstone Financial Management Corporation**
741 Chestnut Street
Manchester, NH

Introductory Paragraph
We have reviewed management's statements, included in the accompanying *Company's Exemption Report Pursuant to SEC Rule 15c3-3*, in which (1) Curbstone Financial Management Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2(ii) (the "exemption provisions") and (2) Curbstone Financial Management Corporation stated that the Company met the identified exemption provisions throughout the fiscal year ended March 31, 2016 without exception. Curbstone Financial Management Corporation's management is responsible for compliance with the exemption provisions and its statements.

Scope Paragraph
Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curbstone Financial Management Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Review Results Paragraph
Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

George Bentas, CPA

Roy & Bentas CPAs, P.C.
Certified Public Accountants
Manchester, NH

May 26, 2016.

- Members of the *New Hampshire Society of Certified Public Accountants (NHSCPA).*
- Members of the *American Institute of Certified Public Accountant (AICPA).*
- Members of the *National Society of Accountants (NSA).*
- *Registered Public Auditing Firm with the Public Company Accounting Oversight Board (PCAOB).*